Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED NOVEMBER 29, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

Knightscope Announces Termination of Offering

This Supplement to the Offering Circular amends and supplements the Offering Circular of Knightscope, Inc. (the “Company”) dated December 23, 2016 (the “Offering Circular”) by announcing that the Company’s offering described in the Offering Circular has been terminated on November 23, 2017, and no more sales of securities will be made pursuant to the Offering Circular.